Dreyfus Premier
Equity Income Fund

ANNUAL REPORT May 31, 2008





BNY MELLON
ASSET MANAGEMENT



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier
Equity Income Fund

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Equity Income Fund, covering the 12-month period from June 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement in the U.S. stock market. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists.

At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity. The implications of our economic outlook for the U.S. stock market generally are positive for stocks, especially since selling pressure among overleveraged investors has created attractive values among some of the market's larger and better-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

*For the period from June 1, 2007, through May 31, 2008, as provided by
Jocelin A. Reed, Portfolio Manager*

Market and Fund Performance Overview

For the 12-month period ended May 31, 2008, Dreyfus Premier Equity
Income Fund's Class A shares produced a total return of −9.59%, Class C
shares produced a total return of −10.28%, Class I shares produced a
total return of −9.40% and Class T shares produced a total return of
−9.86%.[1] In comparison, the fund's benchmark, the Standard & Poor's
500 Composite Stock Price Index ("S&P 500 Index"), provided a total
return of −6.70% for the same period.[2]

Stocks lost ground in response to slowing U.S. economic growth and
the expanding impact of a credit crisis in fixed-income markets. In light
of these conditions, as well as declining interest rates, investors tended
to favor growth-oriented stocks over their value-oriented, dividend-
yielding counterparts. Because the fund maintained its disciplined focus
on income-oriented investments with relatively high dividend yields, its
returns lagged the benchmark.

The Fund's Investment Approach

The fund seeks total return consisting of capital appreciation and
income. To pursue its goal, the fund invests primarily in equity securities, with a particular focus on dividend-paying stocks and other
investments and investment techniques that provide income. When
selecting securities, we use a computer model to identify and rank
stocks within an industry or sector. Next, based on fundamental
analysis, we generally select what we believe to be the most attractive
of the higher ranked securities. We manage risk by diversifying the
fund's investments across companies and industries, seeking to limit the
potential adverse impact of a decline in any one stock or industry.

Market Woes Undermined Investor Sentiment

A credit crisis that began in the sub-prime mortgage market had begun to dampen investor sentiment at the start of the reporting period, creating heightened volatility in the stock market. The impact of the credit crunch was particularly severe in the value-oriented financials sector, where a number of global financial institutions suffered massive sub-prime related losses. In addition, slumping housing markets and soaring food and energy prices sparked a downturn in the U.S. economy, leading to lower prices in the consumer discretionary area and other sectors that tend to be sensitive to economic conditions.

Strong Yields Cushioned Weakness in Value Stocks

The fund's holdings with relatively high dividend payouts mitigated some of the price weakness affecting value-oriented stocks. Nevertheless, the market's preference for growth-oriented stocks undermined the fund's returns in several sectors. Notably, the energy sector benefited broadly from skyrocketing petroleum and natural gas prices, with the greatest gains concentrated among oil services providers, an industry featuring few dividend-paying stocks. The fund focused instead on refinery operators and major integrated oil and gas companies, several of which offered dividends in the 1% to 3% range. While some energy holdings, such as Chevron, produced double-digit gains, a few refiners, such as Marathon Oil and Valero Energy, declined due to narrowing profit margins. As a result, the fund's investments in energy companies detracted from its relative performance.

The market's growth-oriented tilt also hindered returns in the technology, materials and health care areas. In the technology sector, where holdings such as International Business Machines and Nokia performed well, other holdings, such as Motorola and Pitney Bowes, fell after posting disappointing earnings reports. In the basic materials sector, robust gains in Nucor and Freeport-McMoRan Copper & Gold were offset by losses in holdings such as Ashland Chemical and International Paper, which suffered due to rising costs associated with higher petroleum prices. Higher costs also led to steep declines in several health care holdings, most notably health care plan providers Humana and WellPoint.

Outperforming the Benchmark in Industrials

Despite the market's general tilt in favor of growth-oriented stocks, the fund captured relatively strong returns from its investments in the industrials sector. The fund's success in this area was partly due to our decision to avoid most homebuilding and construction companies in light of the housing market slump. Industrial holding oil and equipment shipper Frontline rose on the strength of robust global demand for its services. Top performers in other sectors included McDonald's and Coca-Cola Bottling Co. Consolidated, both of which benefited from international exposure and product-related innovations.

Remaining Committed to Generating Current Income

While we cannot predict the future direction of interest rates, as of the end of the reporting period domestic and global forces point toward flat to rising rates, an environment that has historically favored the fund's investment strategy. Regardless of short-term trends, we remain dedicated to the fund's strategy of generating current income for investors during these uncertain times. We believe that high and increasing dividend yields offer evidence of a company's good health as well as its commitment to returning value to shareholders. Over the long term, in our view, such qualities are likely to be rewarded by the market.

June 16, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through October 1, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Dreyfus Premier Equity
  Income Fund (Class A shares) ———
Dreyfus Premier Equity
  Income Fund (Class C shares) . . . . . .
Dreyfus Premier Equity
  Income Fund (Class I shares) ▪ ▪ ▪ ▪ ▪
Dreyfus Premier Equity
  Income Fund (Class T shares) ▬ ▬ ▬
Standard & Poor's 500
  Composite Stock Price Index† ———

$11,440
$11,070
$10,861
$10,469
$10,388

Comparison of change in value of $10,000 investment in Dreyfus Premier Equity Income Fund
Class A shares, Class C shares, Class I shares and Class T shares and the Standard & Poor's 500
Composite Stock Price Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class C, Class I and Class T shares of Dreyfus
Premier Equity Income Fund on 7/5/06 (inception date) to a $10,000 investment made in the Standard & Poor's
500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on
6/30/06 is used as the beginning value on 7/5/06. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph above takes into account the maximum initial sales charge on Class A
shares and all other applicable fees and expenses on all classes. Dreyfus Premier Equity Income Fund primarily seeks total
return by investing in stocks, focusing on dividend-paying stocks and other instruments that provide income. The Index is a
widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the Index is not subject to
charges, fees and other expenses. Investors cannot invest directly in any index. These factors can contribute to the Index
potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if
applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/08*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**7/5/06**	**(14.81)%**	**2.01%**
without sales charge	**7/5/06**	**(9.59)%**	**5.22%**
Class C shares			
with applicable redemption charge †	**7/5/06**	**(11.16)%**	**4.42%**
without redemption	**7/5/06**	**(10.28)%**	**4.42%**
Class I shares	**7/5/06**	**(9.40)%**	**5.46%**
Class T shares			
with applicable sales charge (4.5%)	**7/5/06**	**(13.93)%**	**2.43%**
without sales charge	**7/5/06**	**(9.86)%**	**4.93%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Equity Income Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.35	$ 11.00	$ 6.13	$ 8.57
Ending value (after expenses)	$959.70	$956.10	$960.60	$957.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.57	$ 11.33	$ 6.31	$ 8.82
Ending value (after expenses)	$1,017.50	$1,013.75	$1,018.75	$1,016.25

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class C, 1.25% for Class I and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008

Common Stocks—94.9%	Shares	Value ($)
Consumer Discretionary—12.7%		
Barnes & Noble	200	6,102
Choice Hotels International	300	10,395
Family Dollar Stores	200	4,280
Foot Locker	750	10,957
Harley-Davidson	250	10,393
Hasbro	300	10,872
Interactive Data	500	13,770
McDonald's	475	28,177
McGraw-Hill	125	5,186
NIKE, Cl. B	200	13,674
Nordstrom	200	6,996
Regal Entertainment Group, Cl. A	500	8,785
Snap-On	200	12,384
Staples	300	7,035
VF	150	11,355
Virgin Media	525	8,237
Walt Disney	600	20,160
Weight Watchers International	150	6,272
Wolverine World Wide	200	5,742
		200,772
Consumer Staples—9.7%		
Altria Group	100	2,226
Campbell Soup	225	7,533
Coca-Cola	500	28,630
ConAgra Foods	300	7,074
H.J. Heinz	175	8,734
Herbalife	175	6,744
Kellogg	25	1,295
Loews—Carolina Group	150	10,883
McCormick & Co.	325	12,214
PepsiCo	300	20,490
Philip Morris International	325 a	17,115
Procter & Gamble	100	6,605
Reynolds American	350	19,222
Sara Lee	375	5,168
		153,933

STATEMENT OF INVESTMENTS *(continued)*

Common Stocks (continued)	Shares	Value ($)
Energy—13.8%		
BP, ADR	250	18,127
Chevron	500	49,575
ConocoPhillips	325	30,257
Exxon Mobil	775	68,789
Frontline	325	20,715
Marathon Oil	250	12,848
Overseas Shipholding Group	125	9,883
Valero Energy	150	7,626
		217,820
Financial—13.4%		
Aspen Insurance Holdings	400	10,224
Bank of America	525	17,855
Barclays, ADR	150	4,489
CapitalSource	400	6,144
Chubb	300	16,128
Citigroup	575	12,587
Deutsche Bank	75	7,985
Federal National Mortgage Association	300	8,106
Federated Investors, Cl. B	175	6,442
Goldman Sachs Group	100	17,641
Hudson City Bancorp	325	5,785
ING Groep, ADR	200	7,644
JPMorgan Chase & Co.	650	27,950
Merrill Lynch & Co.	75	3,294
MetLife	200	12,006
Moody's	125	4,635
OneBeacon Insurance Group	550	10,098
People's United Financial	520	8,596
ProLogis	125	7,741
Ventas	200	9,532
Wachovia	275	6,545
		211,427

Common Stocks (continued)	Shares	Value ($)
Health Care—11.1%		
Aetna	300	14,148
Becton, Dickinson & Co.	100	8,445
Biovail	225	2,639
Bristol-Myers Squibb	275	6,267
CIGNA	75	3,045
Eli Lilly & Co.	275	13,239
Humana	200 a	10,210
Johnson & Johnson	600	40,044
McKesson	325	18,736
Merck & Co.	500	19,480
Pfizer	1,275	24,684
Quest Diagnostics	125	6,301
UnitedHealth Group	250	8,553
		175,791
Industrial—9.0%		
Burlington Northern Santa Fe	125	14,131
CSX	100	6,906
Emerson Electric	200	11,636
Equifax	100	3,816
General Dynamics	125	11,519
General Electric	625	19,200
Ingersoll-Rand, Cl. A	225	9,909
Lockheed Martin	200	21,888
Pitney Bowes	325	11,801
Raytheon	350	22,351
Steelcase, Cl. A	400	5,040
Waste Management	125	4,741
		142,938
Information Technology—15.0%		
Accenture, Cl. A	525	21,430
ADTRAN	300	7,467
Analog Devices	300	10,533

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Applied Materials	675	13,372
FactSet Research Systems	100	6,471
Hewlett-Packard	375	17,648
Imation	475	12,426
Infosys Technologies, ADR	250	12,278
International Business Machines	225	29,122
Linear Technology	200	7,354
Maxim Integrated Products	250	5,525
Microchip Technology	275	10,131
Microsoft	625	17,700
Motorola	600	5,598
Nokia, ADR	400	11,360
QUALCOMM	300	14,562
Taiwan Semiconductor Manufacturing, ADR	1,100	12,595
Telefonaktiebolaget LM Ericsson, ADR	450	12,168
Texas Instruments	275	8,932
		236,672
Materials−3.5%		
Dow Chemical	400	16,160
Freeport-McMoRan Copper & Gold	75	8,678
Methanex	325	9,311
Nucor	125	9,350
Sigma-Aldrich	125	7,345
Wausau Paper	500	4,750
		55,594
Telecommunication Services−3.4%		
AT & T	550	21,945
BCE	300	10,542
Bell Aliant Regional Communications Income Fund	23	676
Citizens Communications	600	6,996
Windstream	1,000	13,340
		53,499

Common Stocks (continued)	Shares	Value ($)
Utilities—3.3%		
Atmos Energy	375	10,271
Duke Energy	500	9,240
OGE Energy	75	2,516
PG & E	275	10,887
Pinnacle West Capital	300	10,134
Sempra Energy	150	8,672
		51,720
Total Investments (cost $1,426,987)	**94.9%**	**1,500,166**
Cash and Receivables (Net)	**5.1%**	**80,804**
Net Assets	**100.0%**	**1,580,970**

ADR—American Depository Receipts

a   Non-income producing security.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Information Technology	15.0	Industrial	9.0
Energy	13.8	Materials	3.5
Financial	13.4	Telecommunication Services	3.4
Consumer Discretionary	12.7	Utilities	3.3
Health Care	11.1		
Consumer Staples	9.7		**94.9**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,426,987	1,500,166
Cash		30,531
Dividends receivable		3,362
Prepaid expenses		50,484
Due from The Dreyfus Corporation and affiliates–Note 3(d)		7,400
		1,591,943
Liabilities ($):		
Accrued expenses		**10,973**
Net Assets ($)		**1,580,970**
Composition of Net Assets ($):		
Paid-in capital		1,560,511
Accumulated undistributed investment income–net		2,066
Accumulated net realized gain (loss) on investments		(54,786)
Accumulated net unrealized appreciation (depreciation) on investments		73,179
Net Assets ($)		**1,580,970**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	1,306,596	126,721	74,516	73,137
Shares Outstanding	99,175	9,662	5,650	5,558
Net Asset Value Per Share ($)	**13.17**	**13.12**	**13.19**	**13.16**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended May 31, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $339 foreign taxes withheld at source):	
Unaffiliated issuers	44,563
Affiliated issuers	557
Interest	40
Total Income	**45,160**
Expenses:	
Management fee—Note 3(a)	11,738
Registration fees	59,492
Auditing fees	30,763
Legal fees	10,449
Shareholder servicing costs—Note 3(d)	5,754
Prospectus and shareholders' reports	5,347
Trustees' fees and expenses—Note 3(b)	1,674
Distribution fees—Note 3(c)	1,105
Custodian fees—Note 3(d)	356
Loan commitment fees—Note 2	9
Miscellaneous	12,397
Total Expenses	**139,084**
Less—expense reimbursement from	
The Dreyfus Corporation due to undertaking—Note 3(a)	(113,554)
Less—reduction in fees due to earnings credits—Note 1(b)	(1,019)
Net Expenses	**24,511**
Investment Income–Net	**20,649**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(52,878)
Net unrealized appreciation (depreciation) on investments	(133,405)
Net Realized and Unrealized Gain (Loss) on Investments	**(186,283)**
Net (Decrease) in Net Assets Resulting from Operations	**(165,634)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2008[a]	2007[b]
Operations ($):		
Investment income–net	20,649	14,458
Net realized gain (loss) on investments	(52,878)	28,654
Net unrealized appreciation (depreciation) on investments	(133,405)	206,584
Net Increase (Decrease) in Net Assets Resulting from Operations	**(165,634)**	**249,696**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(17,027)	(11,434)
Class C Shares	(908)	(399)
Class I Shares	(1,162)	(687)
Class T Shares	(826)	(630)
Net realized gain on investments:		
Class A Shares	(20,255)	(5,240)
Class C Shares	(2,244)	(270)
Class I Shares	(1,177)	(266)
Class T Shares	(1,160)	(354)
Total Dividends	**(44,759)**	**(19,280)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	183,432	1,128,016
Class C Shares	49,529	106,923
Class I Shares	–	71,000
Class T Shares	–	68,258
Dividends reinvested:		
Class A Shares	35,987	16,527
Class C Shares	2,503	647
Class I Shares	2,339	953
Class T Shares	1,986	984
Cost of shares redeemed:		
Class A Shares	(44,807)	(35,373)
Class C Shares	(27,861)	(96)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**203,108**	**1,357,839**
Total Increase (Decrease) in Net Assets	**(7,285)**	**1,588,255**
Net Assets ($):		
Beginning of Period	1,588,255	–
End of Period	**1,580,970**	**1,588,255**
Undistributed investment income–net	2,066	1,587

	Year Ended May 31,	
	2008[a]	2007[b]
Capital Share Transactions:		
Class A		
Shares sold	13,011	88,274
Shares issued for dividends reinvested	2,626	1,206
Shares redeemed	(3,394)	(2,548)
Net Increase (Decrease) in Shares Outstanding	**12,243**	**86,932**
Class C		
Shares sold	3,643	8,044
Shares issued for dividends reinvested	184	47
Shares redeemed	(2,250)	(6)
Net Increase (Decrease) in Shares Outstanding	**1,577**	**8,085**
Class I		
Shares sold	–	5,410
Shares issued for dividends reinvested	170	70
Net Increase (Decrease) in Shares Outstanding	**170**	**5,480**
Class T		
Shares sold	–	5,341
Shares issued for dividends reinvested	145	72
Net Increase (Decrease) in Shares Outstanding	**145**	**5,413**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *From June 5, 2006 (commencement of operations) to May 31, 2007.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,	
Class A Shares	2008	2007[a]
Per Share Data ($):		
Net asset value, beginning of period	15.00	12.50
Investment Operations:		
Investment income–net[b]	.19	.16
Net realized and unrealized gain (loss) on investments	(1.63)	2.56
Total from Investment Operations	(1.44)	2.72
Distributions:		
Dividends from investment income–net	(.18)	(.15)
Dividends from net realized gain on investments	(.21)	(.07)
Total Distributions	(.39)	(.22)
Net asset value, end of period	13.17	15.00
Total Return (%)[c]	(9.59)	21.89[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	8.79	10.66[d]
Ratio of net expenses to average net assets	1.50	1.36[d]
Ratio of net investment income to average net assets	1.38	1.18[d]
Portfolio Turnover Rate	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	1,307	1,304

[a] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended May 31,	
Class C Shares	2008	2007[a]
Per Share Data ($):		
Net asset value, beginning of period	14.96	12.50
Investment Operations:		
Investment income—net [b]	.09	.06
Net realized and unrealized		
gain (loss) on investments	(1.62)	2.56
Total from Investment Operations	(1.53)	2.62
Distributions:		
Dividends from investment income—net	(.10)	(.09)
Dividends from net realized gain on investments	(.21)	(.07)
Total Distributions	(.31)	(.16)
Net asset value, end of period	13.12	14.96
Total Return (%) [c]	(10.28)	21.06[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	9.82	11.39[d]
Ratio of net expenses to average net assets	2.25	2.04[d]
Ratio of net investment income to average net assets	.66	.47[d]
Portfolio Turnover Rate	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	127	121

[a] *From July 5, 2006 (commencement of operations) to May 31, 2007.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended May 31,	
Class I Shares	2008[a]	2007[b]
Per Share Data ($):		
Net asset value, beginning of period	15.01	12.50
Investment Operations:		
Investment income–net[c]	.22	.19
Net realized and unrealized gain (loss) on investments	(1.62)	2.56
Total from Investment Operations	(1.40)	2.75
Distributions:		
Dividends from investment income–net	(.21)	(.17)
Dividends from net realized gain on investments	(.21)	(.07)
Total Distributions	(.42)	(.24)
Net asset value, end of period	13.19	15.01
Total Return (%)	(9.40)	22.17[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	8.78	10.63[d]
Ratio of net expenses to average net assets	1.25	1.13[d]
Ratio of net investment income to average net assets	1.63	1.44[d]
Portfolio Turnover Rate	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	75	82

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *From July 5, 2006 (commencement of operations) to May 31, 2007.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

See notes to financial statements.

	Year Ended May 31,	
Class T Shares	2008	2007[a]
Per Share Data ($):		
Net asset value, beginning of period	14.99	12.50
Investment Operations:		
Investment income—net[b]	.15	.13
Net realized and unrealized gain (loss) on investments	(1.62)	2.56
Total from Investment Operations	(1.47)	2.69
Distributions:		
Dividends from investment income—net	(.15)	(.13)
Dividends from net realized gain on investments	(.21)	(.07)
Total Distributions	(.36)	(.20)
Net asset value, end of period	13.16	14.99
Total Return (%)[c]	(9.86)	21.62[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	9.18	10.95[d]
Ratio of net expenses to average net assets	1.75	1.59[d]
Ratio of net investment income to average net assets	1.13	.96[d]
Portfolio Turnover Rate	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	73	81

[a]   *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Equity Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering seven series, including the fund. The fund's investment objective seeks total return consisting of capital appreciation and income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of May 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 69,420 of Class A, 4,054 of Class C, 4,095 of Class I and 4,073 of Class T shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the two-year period ended May 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At May 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,401 and unrealized appreciation $73,844. In addition, the fund had $54,786 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2008 and May 31, 2007 were as follows: ordinary income $42,903 and $19,280 and long-term capital gains $1,856 and $0, respectively.

During the period ended May 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $247 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until October 1, 2009, so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.25% of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $136,180 during the period ended May 31, 2008.

(b) Each Trustee receives an annual fee of $45,000 per year, plus $6,000 for each joint Board meeting of the Trust, the Dreyfus/Laurel Funds, Inc.

and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, the "Dreyfus/Laurel Funds"), attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2008, Class C and Class T shares were charged $917 and $188, respectively, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to

Service Agents. During the period ended May 31, 2008, Class A, Class C and Class T shares were charged $3,228, $306 and $188, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $1,423 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $51 pursuant to the cash management agreement.

The fund compensates Mellon Bank, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $60 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $356 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $5,607 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $12,191, which is offset by management fees $992,

Rule 12b-1 distribution plan fees $88, shareholder services plan fees $314, custodian fees $955, chief compliance officer fees $2,350 and transfer agency per account fees $92.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2008, amounted to $355,014 and $216,386, respectively.

At May 31, 2008, the cost of investments for federal income tax purposes was $1,426,322; accordingly, accumulated net unrealized appreciation on investments was $73,844, consisting of $194,699 gross unrealized appreciation and $120,855 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
The Dreyfus/Laurel Funds Trust.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Equity Income Fund (the "Fund") of The Dreyfus/Laurel Funds Trust, including the statement of investments, as of May 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets and the financial highlights for the year then ended and for the period from July 5, 2006 (commencement of operations) to May 31, 2007. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2008, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Equity Income Fund of The Dreyfus/Laurel Funds Trust, as of May 31, 2008, and the results of its operations for the year then ended, the changes in its net assets and the financial highlights for the year then ended and for the period from July 5, 2006 to May 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
July 25, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0160 per share as a long-term capital gain distribution and $.1971 per share as a short-term capital gain distribution paid on December 31, 2007. Also the fund hereby designates 77.25% of the ordinary dividends paid during the fiscal year ended May 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $28,595 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail front-end load equity income funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional equity income funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for the one-year period ended December 31, 2007. The Manager also provided a comparison of the fund's total return to the return of the fund's benchmark index for the calendar year 2007.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until May 31, 2008, so that the annual direct fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, commitment fees on borrowing and extraordinary expenses) do not exceed 1.25% of the fund's average daily net assets. The Board members noted that the fund's contractual management fee was below the Expense Group median and that, because of the waiver, the fund did not pay a management fee for the fiscal year ended May 31, 2007. The Board members noted that the fund's expense ratio, taking into account the waiver, was above the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from act-

ing as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of the management fee and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was somewhat concerned with the fund's total return performance and determined to continue to monitor the fund's performance.

- The Board concluded, taking into account the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 160

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 25

Kenneth A. Himmel (62)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 25

Stephen J. Lockwood (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)

No. of Portfolios for which Board Member Serves: 25

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee
• SBLI-USA, Director

No. of Portfolios for which Board Member Serves: 25

Benaree Pratt Wiley (62)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Chair of Advisory Board
• The Boston Foundation, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director

No. of Portfolios for which Board Member Serves: 35

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member
J. Tomlinson Fort, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Equity Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DQIAX | Class C: DQICX | Class I: DQIRX |
| | Class T: DQITX | | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

